Exhibit 99.2

THIS PROXY IS SOLICITED ON BEHALF OF

THE BOARD OF DIRECTORS OF

APTORUM GROUP LIMITED

FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON DECEMBER 2, 2021

The undersigned shareholder of Aptorum Group Limited, a Cayman Islands exempted company with limited liability (the “Company”), hereby acknowledges receipt of the Notice of Annual General Meeting of shareholders (the “2021 Annual Meeting”) and the Proxy Statement, each dated October 1, 2021, and hereby appoints the chairman of the 2021 Annual Meeting as proxy, with full power of substitution, on behalf and in the name of the undersigned, to represent the undersigned at the 2021 Annual Meeting of the Company to be held on December 2, 2021, at 8:00 p.m., Hong Kong local time, at Meeting Room 06, 1/F, Building 1E, Hong Kong Science Park, N.T., Hong Kong, or at any adjournment or postponement thereof, and to vote all Class A Ordinary Shares and Class B Ordinary Shares which the undersigned would be entitled to vote if then and there personally present, on the matters set forth below (i) as specified by the undersigned below and (ii) in the discretion of any proxy upon such other business as may properly come before the 2021 Annual Meeting, all as set forth in the Notice of the 2021 Annual Meeting and in the Proxy Statement furnished herewith.

This proxy when properly executed will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, this proxy will be voted FOR the following proposals:

1.	To re-elect all seven directors of the Company to hold office until the next annual general meeting.
2.

To approve, ratify and confirm the re-appointment of Marcum Bernstein & Pinchuk LLP as the Company’s independent auditors for the year ending December 31, 2021, and to authorize the Board of Directors to fix their remuneration.

3.	As special business, to approve as a special resolution an amendment to Article 49.1 and Article 49.2 of the Company’s Second Amended and Restated Memorandum and Articles of Association.

This proxy should be marked, dated and signed by the shareholder exactly as his or her name appears on the share certificate and be returned promptly in the enclosed envelope. Any person signing in a fiduciary capacity should so indicate. If shares are held by joint tenants or as community property, both should sign.

Please date, sign and mail this

proxy card back as soon as possible.

☐ â DETACH PROXY CARD HERE â

Mark, sign, date and return this Proxy Card promptly using the enclosed envelope.

This Proxy Card must be received no later than 11:59 p.m. EST on November 30, 2021		Votes must be indicated (x) in Black or Blue ink.

		FOR	AGAINST	ABSTAIN

PROPOSAL NO. 1:	To re-elect Mr. Ian Huen as a director of the Company to hold office until the next annual general meeting;	☐	☐	☐

	To re-elect Mr. Darren Lui as a director of the Company to hold office until the next annual general meeting;	☐	☐	☐

	To re-elect Dr. Clark Cheng as a director of the Company to hold office until the next annual general meeting;	☐	☐	☐

	To re-elect Mr. Charles Bathurst as a director of the Company to hold office until the next annual general meeting;	☐	☐	☐

	To re-elect Dr. Mirko Scherer as a director of the Company to hold office until the next annual general meeting;	☐	☐	☐

	To re-elect Professor Justin Wu as a director of the Company to hold office until the next annual general meeting;	☐	☐	☐

	To re-elect Professor Douglas Arner as a director of the Company to hold office until the next annual general meeting; and	☐	☐	☐

PROPOSAL NO. 2:

To approve, ratify and confirm the re-appointment of Marcum Bernstein & Pinchuk LLP as the Company’s independent auditors for the year ending December 31, 2021, and to authorize the Board of Directors to fix their remuneration.

		☐	☐	☐

PROPOSAL NO. 3:	To approve as a special resolution an amendment to Article 49.1 and Article 49.2 of the Company’s Second Amended and Restated Memorandum and Articles of Association.	☐	☐	☐

This Proxy Card must be signed by the person registered in the register of members at the close of business on October 6, 2021. In the case of a shareholder that is not a natural person, this Proxy Card must be executed by a duly authorized officer or attorney of such entity. Completed and duly executed Proxy Cards shall be returned to Broadridge Financial Solutions, Inc., no later than 11:59 p.m. EST on November 30, 2021.

Share Owner signs here	Co-Owner signs here

Date: